                                                Filed by United National Bancorp
                Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                        Subject Company: United National Bancorp
                                                   Commission File No. 000-16931


The following is from an investor presentation that took place on August 21, 2003 in connection with the proposed acquisition by The PNC Financial Services Group, Inc., a Pennsylvania corporation, of United National Bancorp, a
New Jersey corporation:

[PNC Logo]                                        [United National Bancorp Logo]

                     THE PNC FINANCIAL SERVICES GROUP, INC.
                          ANNOUNCES THE ACQUISITION OF
                            UNITED NATIONAL BANCORP


                                AUGUST 21, 2003

FORWARD-LOOKING INFORMATION
--------------------------------------------------------------------------------
This presentation contains forward-looking statements with respect to PNC's outlook or expectations with respect to the Planned acquisition of United National, the expected costs to be incurred in connection with the acquisition, United National's future performance, and the consequences of the integration of United National into PNC. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. The forward-looking statements in this presentation speak only as of the date of this presentation, and PNC assumes no duty and does not undertake to update them.

In addition to factors previously disclosed in PNC's SEC reports
(accessible on the SEC's website at www.sec.gov and on PNC's website at www.pnc.com) applicable to PNC's business generally (including, upon the acquisition, those aspects currently operated by United National), the forward-looking statements in this presentation are subject to the following risks and uncertainties:

  o Completion of the transaction is dependent on, among other things, receipt of stockholder and regulatory approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all.

  o The transaction may be materially more expensive to complete than anticipated, as a result of unexpected factors or events.

  o The integration of United National's business and operations into PNC, which will include conversion of United National's different systems and procedures, may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to United National's or PNC's existing businesses.

  o The anticipated cost savings of the acquisition may take longer to be realized or may not be achieved in their entirety.

  o The anticipated benefits to PNC are dependent in part on United National's business performance in the future, and there can be no assurance as to actual future results, which could be impacted by various factors, including the risks and uncertainties generally related to PNC's and United National's performance (with respect to United National, see United National's SEC reports, also accessible on the SEC's website) or due to factors related to the acquisition of United National and the process of integrating it into PNC.

UNITED NATIONAL BANCORP
OFFERS COMPELLING STRATEGIC OPPORTUNITIES
--------------------------------------------------------------------------------
  o  Accelerates PNC expansion in fast-growing, affluent region

  o Leverages PNC business mix, product lines, distribution capabilities, technology platform and customer insights

  o  Offers comparatively low integration risk

  o Accretive in first year, with IRR of approximately 15% which is above return from share repurchases

FASTER GROWING AND MORE AFFLUENT
NEW JERSEY MARKET
--------------------------------------------------------------------------------


                                                         PROJECTED 5-YEAR GROWTH
                                                 ----------------------------------------
COUNTY                          MEDIAN HOUSEHOLD   HOUSEHOLD      # OF         POPULATION
                                     INCOME         INCOME     HOUSEHOLDS
-----------------------------------------------------------------------------------------
Essex                                $56,080         19.2%        0.44%          0.33%
Hunterdon                             95,990         24.9         5.95           4.88
Middlesex                             71,759         17.5         4.18           4.49
Morris                                95,971         23.5         5.62           4.60
Somerset                              97,249         24.6         7.23           7.44
Union                                 68,540         17.6         1.21           2.00
Warren                                55,829         11.3         6.15           5.36
-------------------------------------------------------------------------------------
Weighted average(1)                  $73,965         20.8%        3.40%          3.36%
New Jersey                           $63,768         15.5%        3.72%          3.30%
PNC footprint(2)                     $54,620         17.3%        2.92%          1.97%
-------------------------------------------------------------------------------------
(1) Weighted based on household counts
(2) PNC six state, sixty-eight county footprint weighted by PNC deposits
    Source: SNL Financial and Claritas

EXPANDING IN ATTTRACTIVE MARKETS
--------------------------------------------------------------------------------
                                                   PNC PROFORMA
                                          ----------------------------
COUNTY                                       MARKET SHARE        RANK
----------------------------------------------------------------------
NEW JERSEY
----------
Essex                                          13.4%               3
Hunterdon                                      23.8                2
Middlesex                                      11.3                3         [Map of the Branch Locations
Morris                                          9.2                5          of PNC and UnitedTrust]
Somerset                                       20.3                2
Union                                           4.8                4
Warren                                         42.5                1

PENNSYLVANIA
------------
Lehigh                                          4.3%               6
Northampton                                    13.7                3

Deposit market share data as of June 2002
Source: SNL Financial

UNITED NATIONAL BANCORP
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

UNITED NATIONAL BANCORP SELECTED FINANCIAL DATA

$ billions

Total Assets        $3.0        Net income ($ millions)         $15.2
Loans               $1.9        ROA                              1.04%
Deposits            $2.2        ROE                              11.4%
Shareholders'       $0.3        Net interest                     3.90%
equity                          margin
Equity/assets       8.81%       Efficiency                       63.7%
Financial data as of or for the six months ended June 30, 2003


TRANSACTION SUMMARY
--------------------------------------------------------------------------------
TRANSACTION VALUE PER SHARE              $33.89 per United National share (1)
TRANSACTION TOTAL VALUE                  $638 million (1)
CONSIDERATION                            $320 million in cash and 6.55 million
                                         shares of PNC common stock
STRUCTURE                                Cash election merger
COLLARS                                  None
WALKAWAY                                 Limited price-based walkaway, subject
                                         to top-up right (2)
REQUIRED APPROVALS                       United National shareholders and
                                         customary regulatory approvals
ANTICIPATED CLOSING                      January 2004
ESTIMATED EPS IMPACT TO PNC              2004 core accretion of $0.07 per
                                         share (3)
                                         2005 accretion $0.08 per share


(1) Based on PNC closing price of $48.53 as of August 20, 2003.
(2) United National termination right if the value of PNC stock declines by approximately 30% and underperforms a peer index by 15%, unless PNC determines to adjust consideration
(3) Excludes estimated conversion expenses of $10.8 million after-tax. Accretion giving effect to these expenses would be $0.03 per share

A COMPREHENSIVE INTEGRATION PLAN
BEGINS TODAY
--------------------------------------------------------------------------------
DEVELOPING PLANS TO:

  o Minimize customer disruption by preserving customer-contact business units - minimal branch consolidations

  o   Deploy resources to service private banking and middle market clients

  o   Roll-out intensive communication plans to customers and employees

  o Leverage PNC's world-class infrastructure by consolidating operations and call centers

GROWING THE COMBINED FRANCHISE
--------------------------------------------------------------------------------
LONGER-TERM OPPORTUNITIES TO:

  o   Expand customer base

  o Increase share of wallet from existing customers by expanding product offerings

  o   Enhance customer acquisition channels

  o   Leverage brand recognition

POSITIVE IMPACT ON PNC EARNINGS
--------------------------------------------------------------------------------

$ millions, except EPS                         ESTIMATED IMPACT
                                                ON NET INCOME
                                              ------------------
                                              2004       2005
                                              ------------------
United National Bancorp net income (1)          $36        $  41
Revenue synergies (none assumed)                -0-          -0-
Anticipated cost savings (2)                     16           21
Net increase in amortization of intangibles      (3)          (3)
PNC net purchase accounting adjustments and
other                                             3           (3)
Financing cost                                   (5)          (5)
         Net income available to PNC common     $47 (3)    $  51
Estimated EPS Impact
--------------------
Accretion                                     $0.07 (3)    $0.08

(1) United National Bancorp net income based on United National management estimates
(2) Total pre-tax cost savings estimated at $31 million; 74% realized in 2004, and 100% realized in 2005
(3) Excludes estimated conversion expenses of $10.8 million after-tax. Accretion giving effect to these expenses would be $0.03 per share

INTEGRATION DRIVEN BY EXPERIENCE
--------------------------------------------------------------------------------
INTEGRATION TIMING                        Complete by the end of 2004
COST SAVINGS ESTIMATE                     $31 million pre-tax - 38% of
                                          United National 2004 overhead
ESTIMATED CONVERSION EXPENSES             $16 million pre-tax in 2004

COST SAVINGS                              IMPLEMENTATION TIMEFRAME
$ millions                                ------------------------
                                          2004                2005
                                          ------------------------
Compensation and benefits                 $15                 $21
Technology                                  5                   6
Occupancy                                   2                   2
Other                                       1                   2
  Total cost savings                      $23                 $31


VALUATION CONSISTENT WITH COMPARABLE
TRANSACTIONS
--------------------------------------------------------------------------------
U.S. BANK DEALS WITH TRANSACTION VALUE BETWEEN $100 MILLION - $2 BILLION
FROM JANUARY 2002 TO PRESENT

               PREMIUM/    PRICE/FORWARD      PRICE/LTM       PRICE/      PRICE/TANGIBLE
               DEPOSITS    EARNINGS (1)        EARNINGS     BOOK VALUE      BOOK VALUE
----------------------------------------------------------------------------------------
High             32.2%        23.3x             37.7x         5.07x           5.07x
Median           20.2%        17.1x             19.7x         2.65x           2.85x
Low               4.8%        14.8x             16.6x         1.34x           1.34x
UNBJ             21.1%        19.1x             21.6x         2.39x           3.74x


(1) Forward earnings is the target's earnings estimate for the full calendar year in which the transaction is announced
(2) United National Bancorp price / forward earnings reflects P/E based on United National management estimates for 2003
    Source: SNL Financial and IDD

                                    APPENDIX

UNITED NATIONAL BANCORP
HISTORICAL FINANCIAL DATA
--------------------------------------------------------------------------------

                         --------------------------------------------------------
                                          AS OF OR FOR THE
                         --------------------------------------------------------
$ millions, except EPS              YEAR ENDED                  SIX MONTHS ENDED
                                    DECEMBER 31,                    JUNE 30,
                         --------------------------------------------------------
                         2000          2001          2002        2002       2003
                         --------------------------------------------------------
Loans                     $1,287       $1,236      $ 1,665     $1,249      $1,902
Total assets               2,112        1,963        2,868      2,060       3,032
Deposits                   1,527        1,401        2,153      1,443       2,212
Shareholders' equity         141          157          265        158         267

Net income                $ 24.7       $ 24.8      $  20.4     $  7.0      $ 15.2
Diluted EPS                 1.59         1.62         1.24       0.47        0.80

ROA                         1.16%        1.22%        0.88%      0.70%       1.04%
ROE                        20.48        16.25        10.28       8.97       11.43
Net interest margin
 (FTE)                      3.65         4.04         4.02       4.07        3.90

Tier I leverage ratio       7.85%       10.33%        7.40%      9.59%       7.28%
Total capital ratio        11.74        13.77        11.36      13.19       10.78

Reserves to total loans     0.96%        1.01%        1.23%      1.20%       1.16%
NPLs to total loans         0.52         0.52         0.95       2.61        0.81


Note: United National Bancorp acquired Vista Bancorp on 8/21/02

PROXY STATEMENT/PROSPECTUS INFORMATION
--------------------------------------------------------------------------------
     The PNC Financial Services Group, Inc. and United National Bancorp will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS
TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Services at (800) 982-7652. Documents filed with the SEC by United National Bancorp will be available free of charge from Shareholder Relations at
(908) 429-2406.

     The directors, executive officers, and certain other members of management of United National Bancorp may be soliciting proxies in favor of the merger from its shareholders. For Information about these directors, executive officers, and members of management, shareholders are asked to refer to United National Bancorp's most recent annual meeting proxy statement, which is available on United National Bancorp's website (www.unitedtrust.com) and at the addresses provided in the preceding paragraph.

                                   [PNC Logo]